                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Boca Research, Inc.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                   096888-10-2
                                 (CUSIP Number)

                               Stephen R. Rusmisel
                       Winthrop, Stimson, Putnam & Roberts
                             One Battery Park Plaza
                            New York, New York 10004

                                 (212) 858-1442
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 28, 1999
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following: / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

                                                               Page 2 of 9 Pages

CUSIP NO.   096888-10-2

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          Alexander Hafele

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  / /
(b)  / /
--------------------------------------------------------------------------------
         3.       SEC USE ONLY

--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                          AF, OO (see Item 3)
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                          Germany
--------------------------------------------------------------------------------

NUMBER OF SHARES                  7.       SOLE VOTING POWER
                                           1,747,965
BENEFICIALLY OWNED BY
                                  8.       SHARED VOTING POWER
EACH PERSON WITH                           0

                                  9.       SOLE DISPOSITIVE POWER
                                           1,477,965
          (see Item 4 re: 270,000 additional shares subject to options)

                                  10.      SHARED DISPOSITIVE POWER
                                           0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                          1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     / /
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                          16.6%
         14.      TYPE OF REPORTING PERSON
                          IN

                                                               Page 3 of 9 Pages

CUSIP NO.   096888-10-2


                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Gerhard Harlos

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  / /
(b)  / /
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                           AF, OO (see Item 3)
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                           Germany
--------------------------------------------------------------------------------

NUMBER OF SHARES                    7.       SOLE VOTING POWER
                                             1,747,965
BENEFICIALLY OWNED BY
                                    8.       SHARED VOTING POWER
EACH PERSON WITH                             0

                                    9.       SOLE DISPOSITIVE POWER
                                             1,477,965
          (see Item 4 re: 270,000 additional shares subject to options)

                                   10.       SHARED DISPOSITIVE POWER
                                             0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                           1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     / /
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

                           16.6%
         14.      TYPE OF REPORTING PERSON
                           IN
--------------------------------------------------------------------------------

                                                               Page 4 of 9 Pages

CUSIP NO.   096888-10-2

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Infomatec Integrated Information Systems AG

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  / /
(b)  / /
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Infomatec Integrated Information Systems AG is organized under the laws of the Federal Republic of Germany
--------------------------------------------------------------------------------

NUMBER OF SHARES                 7.     SOLE VOTING POWER
                                        1,747,965
BENEFICIALLY OWNED BY
                                 8.     SHARED VOTING POWER
EACH PERSON WITH                        0

                                 9.     SOLE DISPOSITIVE POWER
                                        1,477,965
          (see Item 4 re: 270,000 additional shares subject to options)

                                10.     SHARED DISPOSITIVE POWER
                                        0
--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                           1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     / /
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                           16.6%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON
                           CO
--------------------------------------------------------------------------------

                                                               Page 5 of 9 Pages

CUSIP NO.   096888-10-2

                                  SCHEDULE 13D


--------------------------------------------------------------------------------
         1.       NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Infomatec AG International, Inc.

--------------------------------------------------------------------------------
         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  / /
(b)  / /
--------------------------------------------------------------------------------
         3.       SEC USE ONLY
--------------------------------------------------------------------------------
         4.       SOURCE OF FUNDS
                           AF, OO (see Item 3)
--------------------------------------------------------------------------------
         5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                  IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    / /
--------------------------------------------------------------------------------
         6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Infomatec AG International Inc. is organized under the laws of the State of Delaware
--------------------------------------------------------------------------------

NUMBER OF SHARES                  7.       SOLE VOTING POWER
                                           1,747,965
BENEFICIALLY OWNED BY
                                  8.       SHARED VOTING POWER
EACH PERSON WITH                           0

                                  9.       SOLE DISPOSITIVE POWER
                                           1,477,965
          (see Item 4 re: 270,000 additional shares subject to options)

                                 10.       SHARED DISPOSITIVE POWER
                                           0

--------------------------------------------------------------------------------
         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON
                           1,747,965
--------------------------------------------------------------------------------
         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES     / /
--------------------------------------------------------------------------------
         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)
                           16.6%
--------------------------------------------------------------------------------
         14.      TYPE OF REPORTING PERSON

                                                               Page 6 of 9 Pages


                                  SCHEDULE 13D


Item 1.   Security and Issuer.

          The class of equity securities to which this statement relates is the common stock, par value $.01 (the "Shares") of Boca Research, a Florida corporation (the "Issuer"). The principal executive offices of the Issuer are 1377 Clint Moore Road, Boca Raton, FL 33487.

Item 2.   Identity and Background.

          (a) Names of Persons Filing. This statement is being filed jointly by Alexander Hafele, Gerhard Harlos, Infomatec Integrated Information Systems AG, a corporation organized under the laws of The Federal Republic of Germany ("Infomatec") and Infomatec AG International Inc. ("Infomatec U.S."), a Delaware corporation (collectively, the "Reporting Persons"). The principal business of Infomatec is high-end software for e-commerce and trade, which is conducted at its principal office at the address as set forth in Paragraph (b) below. The principal business of Infomatec U.S. is to hold the 1,747,965 shares of the Issuer and to make future investments. Its address is also set forth in Paragraph (b) below. The Joint Filing Agreement among the Reporting Persons is attached as Exhibit A hereto.

          (b) Business Addresses. The business address of Infomatec and of Alexander Hafele and Gerhard Harlos, is Steinerne Furt 76, 86167 Augsburg, Germany. The business address of Infomatec U.S. is c/o Winthrop, Stimson, Putnam & Roberts, One Battery Park Plaza, New York, New York 10004-1490.

          (c) Employment. The present principal occupation of each of Alexander Hafele and Gerhard Harlos, is as co-chief executives of Infomatec, respectively.

          (d) Convictions. None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Civil Proceedings. None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities law or finding any violation with respect to such laws.

          (f) Citizenship. Alexander Hafele and Gerhard Harlos are citizens of The Federal Republic of Germany.

Item 3.   Source and Amount of Funds or Other Consideration.

          On May 28, 1999, Infomatec provided the funds for the purchase by Infomatec U.S. of 1,747,965 Shares from the Issuer for an aggregate price of $8,005,679.70 ($4.58 per Share). The source of funds for the purchase was working capital.

Item 4.   Purpose of Transaction.

          The purpose of the acquisition of the Shares of the Issuer described herein is to influence the Board of Directors and the business and management of the Issuer, to assist in the development of the

                                                               Page 7 of 9 Pages


Issuer, and for investment. The 1,747,965 Shares of the Issuer were acquired under the Amended Common Stock Purchase Agreement ("Agreement") dated as of April 28, 1999, a copy of which is attached hereto as Exhibit B. Under the Agreement, Infomatec committed to grant options for an aggregate of 270,000 shares of common stock of the Issuer to eight executives of the Issuer to motivate them to remain in the employment of the Issuer. The Agreement also provides for certain purchase rights to enable Infomatec (including its affiliates) to acquire additional Shares of the Issuer in order to maintain its percentage interest in the common stock of the Issuer, and for certain registration rights and the right to nominate four out of nine members of the Board of Directors of the Issuer so long as it continues to own at least 1,400,000 Shares of the Issuer. Pursuant to its commitment, the board of directors of the Issuer elected four nominees of Infomatec to its Board on May 28, 1999. The directors so elected were Alexander Hafele, Gerhard Harlos, Karl Gruns, Chief Financial Officer of Infomatec AG and Eduard Will, Chairman and Chief Executive Officer of Infomatec U.S.

          From time to time, the Reporting Persons have engaged in discussions with the Issuer, its officers and directors and other significant shareholders relating to the Issuer's policies, management, directors, business, operations, financial condition, strategies and other developments, and Infomatec intends to engage in such discussions in the future.

          From time to time, The Reporting persons may buy additional Shares on the open market or in privately negotiated purchases, from the Issuer or otherwise, and may sell Shares in privately negotiated sales or pursuant to registration rights granted under the Agreement.

          Notwithstanding the foregoing, as a significant shareholder of the Issuer and through representation on the Issuer's Board of Directors, the Reporting Persons may consider from time to time (i) an extraordinary corporate transaction, such as a merger or reorganization, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) material changes in the present capitalization or dividend policy of the Issuer, (iv) other material changes in the Issuer's business or corporate structure, (v) changes in the Issuer's charter and bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized in an inter-dealer quotation system of a registered national securities association, (vii) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (viii) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) Infomatec U.S. is the direct beneficial owner of 1,747,965 Shares, which in the aggregate constitute approximately 16.6% of the outstanding shares of common stock of the Issuer. As the sole shareholder of Infomatec U.S., Infomatec may also be deemed to be the beneficial owner of such shares as may Messrs. Hafele and Harlos, who each own approximately 35% of the stock of Infomatec.

(b) Infomatec U.S. has the sole power to vote or direct the vote and disposition of 1,477,965 Shares directly owned by it as described in paragraph (a), and Infomatec and Messrs. Halfele and Harlos may also be deemed to have such power. As described in Item 4 above and as set forth in Exhibit A hereto, an additional 270,000 Shares are owned by Infomatec U.S. and are to be the subject of options to be granted to certain executives of the Issuer to motivate them to remain in the employment of the Company. Accordingly, the Reporting Persons may be deemed to have the sole power to vote or direct the vote of 270,000 additional shares until and unless the options are exercised but the disposition of such 270,000

                                                               Page 8 of 9 Pages


Shares is subject to the existence of the options until and unless they should lapse without being exercised.

          (c) Except as described in Item 4 hereof, none of the Reporting Persons has effected any transactions in Shares during the past 60 days.

          (d) Except following any exercise of the options for 270,000 Shares referred to in paragraph (b) hereof, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the 1,747,965 Shares acquired by Infomatec U.S.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         As described in Item 4 above and as set forth in the Agreement filed as Exhibit A hereto, the Issuer has granted to Infomatec certain purchase rights to enable it to acquire additional shares of common stock of the Issuer in order to maintain its percentage interest in the common stock of the Issuer, and the right of Infomatec to nominate four out of nine members of the board of directors of the Issuer so long as it continues to own at least 1,400,000 shares of the Issuer. The Issuer has also granted certain registration rights to Infomatec with respect to the Shares.

         Except described as forth in this Schedule 13D, and Exhibit A hereto, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          EXHIBIT A -- Joint Filing Agreement dated as of August 3, 1999, among Alexander Hafele, Gerhard Harlos, Infomatec Integrated Information System AG and Infomatec AG International AG

          EXHIBIT B - Amended Common Stock Purchase Agreement dated as of April 28, 1999.





                                 By: /s/ Alexander Hafele
                                 ------------------------
                                 Alexander Hafele



                                 By: /s/Gerhard Harlos
                                 ------------------------
                                 Gerhard Harlos

                                                               Page 9 of 9 Pages



                                        INFOMATEC INTEGRATED INFORMATION
                                          SYSTEMS AG




                                        By: /s/ Karl Gruns
                                            ---------------------------
                                        Name:  Karl Gruns
                                        Title:  Chief Financial Officer


                                        INFOMATEC AG INTERNATIONAL, INC.



                                        By: /s/ Eduard Will
                                            ---------------------------
                                        Name:  Eduard Will
                                        Title:  Chief Executive Officer


Dated:  August 3, 1999